

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2026

Zhuoqin Huang
Chief Executive Officer
Pop Culture Group Co., Ltd
Room 1207-08, No. 2488 Huandao East Road
Huli District, Xiamen City, Fujian Province
The People's Republic of China

Re: Pop Culture Group Co., Ltd
 Registration Statement on Form F-3
 Filed January 27, 2026
 File No. 333-292982

Dear Zhuoqin Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence S. Venick